SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 333-52660

Ryder Vehicle Lease Trust 2001-A

(Exact name of registrant as specified in its charter)

3600 NW 82nd Avenue
Miami, Florida 33166
(305) 500-3726

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Asset Backed Notes, Class A-1
Asset Backed Notes, Class A-2
Asset Backed Notes, Class A-3
Asset Backed Notes, Class A-4
Asset Backed Notes, Class A-5

(Title of each class of securities covered by this Form)

None

  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

      Approximate number of holders of record as of the certification or notice date:    31

      Pursuant to the requirements of the Securities Exchange Act of 1934, Ryder Vehicle Lease Trust 2001-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	March 25, 2003	By:	/s/ W. Daniel Susik

W. Daniel Susik Senior Vice President and Treasurer Ryder Truck Rental, Inc. (Duly Authorized Officer of the Administrator on behalf of the Trust)